Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202
Tel. (414) 283-2625

October 10, 2008

VIA EDGAR
Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Renewal Fuels, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Filed September 18, 2008 Response Letter Dated September 25, 2008 File No. 000-30172

Dear Mr. Milne:

The following are responses of Renewal Fuels, Inc. (the “Company”) to the corresponding numbered comments in the September 29, 2008 letter from the Securities and Exchange Commission (the “Commission”).    These comments were discussed with you and Mr. John Archfield of the Commission, with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response.

December 31, 2007 Form 10-KSB/A

Item 8T. Management’s Report of Internal Control over Financial Reporting, page 3

1.
We note your management has determined that you have at least one material weakness, which implies that your assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has not been completed. Please confirm to us that you have completed your assessment. If your assessment has been completed, revise your disclosure to both reflect your conclusion and remove the at least qualification to describe all material weaknesses you have identified.

Response:

The language “at least one material weakness” was inaccurate.  The assessment disclosed only the one material weakness that is discussed in the Form 10-KSB/A filed with the Commission on September 18, 2008, and the language in the Form 10-KSB/A will be corrected in an amended Form 10-KSB/A to reflect this.

Section 302 Certification. Exhibit 31.1

2.
Please revise the introductory language in paragraph 4 to include the reference to internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), as required by Item 601(b)(31) of Regulation S-K.

Response:

The introductory language in paragraph 4 of Exhibit 31.1 to the Form 10-KSB/A will include the reference to internal controls over financial reporting.

Forms 10-Q for the Fisca1 Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures

Disclosure Controls and Procedures

3.
We note in the first paragraph of the proposed disclosure in your response letter dated September 25, 2008, that your management evaluated and concluded on both your disclosure controls and procedures and internal control over financial reporting. Pursuant to Item 308T of Regulation S-K, management is only required to assess its internal control over financial reporting on an annual basis. If management has evaluated and concluded on internal control over financial reporting as of both March 31 and June 30, 2008, please include all of the required disclosures under a separately labeled heading. On the other hand, if the evaluation was not performed as of each quarter-end, remove the disclosure regarding management’s assessment of internal control over financial reporting.

Response:

In view of the appointment of the undersigned as the Company’s Chief Executive Officer and Chief Financial Officer on April 15, 2008, the unavailability of the Company’s prior Chief Executive Officer at this time to discuss and confirm the assessment its internal control over financial reporting and such assessment is not required to be performed as of each quarter-end, but only is required on an annual basis, we will remove the disclosure regarding management’s assessment of internal control over financial reporting in our reports on Form 10-Q/A for the quarters ended March 31 and June 30, 2008 and provide revised disclosure.

Section 302 Certification, Exhibit 31.1

4.
Please revise the introductory language in paragraph 4 of your March 31 and June 30, 2008 Certifications to confirm with the specific requirements of Item 601(b)(31) of Regulation S-K. As such, remove the reference to Mr. Chance working with your auditor and internal personnel since joining the registrant on Apri115, 2008.

Response

The introductory language in paragraph 4 of the Certifications attached as Exhibit 31.1 to the reports filed on Form 10-Q/A for the quarters ended March 31 and June 30, 2008 will conform to the specific requirements of Item 601(b)(31) of Regulation S-K. As such, the reference to the undersigned working with our auditor and internal personnel since joining the registrant on Apri115, 2008 will be deleted.

Section 906 Certification. Exhibit 32.2

5.	Please revise the May 15, 2008 date in the first sentence of your March 31 and June 30, 2008 Certifications to reflect the filing date of each respective Form 10-Q (Amendment No. 1).

Response

The May 15, 2008 date in the first sentence of the March 31 and June 30, 2008 Certifications filed as Exhibits to the each respective Form 10-Q/A will be revised to reflect the actual filing date(s).

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at (414) 283-2625.  Otherwise, I look forward to hearing from our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, that we should proceed promptly with the preparation and filing of our amended Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 as enclosed.

Very truly yours,

/s/ Bryan Chance
Bryan Chance
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

or

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the transition period from _______________ to _______________

Commission File Number: 000-30172

Renewal Fuels, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	22-1436279
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1818 North Farwell Avenue, Milwaukee, WI 53202
(Address of principal executive offices)

(414) 283-2625
(Issuer’s telephone number)

Tech Laboratories, Inc.
(Former name if changed from last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is (check one):

an accelerated filer ☐	a non-accelerated filer ☐	smaller reporting company ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 30,774,276 shares of common stock, $0.001 par value per share, as of March 31, 2008.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

The quarterly report of Renewal Fuels, Inc. (the “Company”), for the fiscal quarter ended March 31, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, is hereby amended solely to provide amended disclosure required by the provisions of Item 307 and 308T of Regulation S-K, and provide a revised Section 302 Certification, filed herewith as Exhibit 31.1, and a revised Section 906 Certification, filed herewith as Exhibit 32.1, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

ITEM 4. -  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective at a reasonable assurance level as of March 31, 2008, by reason of the Company not having maintained a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

On April 15, 2008, Bryan Chance, age 38, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Mr. Chance is a certified public accountant and has served as Chief Financial Officer of Titan Global Holdings, Inc. since January 24, 2006 and as President and Chief Executive Officer since August 18, 2006.  Mr. Chance also served as Chief Financial Officer for Aslung Pharmaceutical, a privately held generic pharmaceutical manufacturing company from 2000 to 2002 and has held financial and mergers and acquisition leadership positions in companies such as Caresouth, Nursefinders, Home Health Corporation of America, the Baylor Healthcare System, Columbia/HCA and Price Waterhouse, LLP.  By appointing someone who is qualified as a CPA and has considerable experience serving as a Chief Financial Officer, the Company believes it has taken appropriate action to cause the design and operation of the Company's disclosure controls and procedures to be effective as of the end of the quarter ending June 30, 2008.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2008, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  However, it is to be noted that management’s evaluation of internal controls over financial reporting for the fiscal year ended December 31, 2007, concluded that there was a material weakness in the Company’s internal controls over financial reporting because the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

As discussed above in “Disclosure Controls and Procedures”, on April 15, 2008, Bryan Chance, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Given his experience, the Company believes it has endeavored to provide the financial leadership that the Company requires in order to eliminate the weaknesses in its internal controls over financial reporting and otherwise design, implement and maintain a sufficient systems of internal financial controls.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENEWAL FUELS, INC.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance,
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Bryan Chance, certify that:

1.  I have reviewed this quarterly report on Form 10-Q of Renewal Fuels, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this           report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, and evaluated the effectiveness of our internal control over financial reporting, and printed in this report my conclusions about the effectiveness of our internal control over financial reporting, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Renewal Fuels, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2008 as filed with the Securities and Exchange Commission on the October __, 2008 (the “Report”), the undersigned Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certifies, pursuant to 18 U.S.C. section     1350 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section     1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

or

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the transition period from _______________ to _______________

Commission File Number: 000-30172

Renewal Fuels, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	22-1436279
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1818 North Farwell Avenue, Milwaukee, WI 53202
(Address of principal executive offices)

(414) 283-2625
(Issuer’s telephone number)

Tech Laboratories, Inc.
(Former name if changed from last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 35,508,851 shares of common stock, $0.001 par value per share, as of August 13, 2008.

Indicate by a check mark whether the registrant is (check one):

an accelerated filer ☐	a non-accelerated filer ☐	smaller reporting company ☒

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

The quarterly report of Renewal Fuels, Inc. (the “Company”), for the fiscal quarter ended June 30, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 15, 2008, is hereby amended solely to provide amended disclosure required by the provisions of Item 307 and 308T of Regulation S-K, and provide a revised Section 302 Certification, filed herewith as Exhibit 31.1, and a revised Section 906 Certification, filed herewith as Exhibit 32.1, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

ITEM 4. -  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective at a reasonable assurance level as of June 30, 2008, by reason of the Company not having maintained a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

On April 15, 2008, Bryan Chance, age 38, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Mr. Chance is a certified public accountant and has served as Chief Financial Officer of Titan Global Holdings, Inc. since January 24, 2006 and as President and Chief Executive Officer since August 18, 2006.  Mr. Chance also served as Chief Financial Officer for Aslung Pharmaceutical, a privately held generic pharmaceutical manufacturing company from 2000 to 2002 and has held financial and mergers and acquisition leadership positions in companies such as Caresouth, Nursefinders, Home Health Corporation of America, the Baylor Healthcare System, Columbia/HCA and Price Waterhouse, LLP.  By appointing someone who is qualified as a CPA and has considerable experience serving as a Chief Financial Officer, the Company believes it has taken appropriate action to cause the design and operation of the Company's disclosure controls and procedures to be effective as of the end of the quarter ending September 30, 2008.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended June 30, 2008, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  However, it is to be noted that management’s evaluation of internal controls over financial reporting for the fiscal year ended December 31, 2007, concluded that there was a material weakness in the Company’s internal controls over financial reporting because the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

As discussed above in “Disclosure Controls and Procedures”, on April 15, 2008, Bryan Chance, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Given his experience, the Company believes it has endeavored to provide the financial leadership that the Company requires in order to eliminate the weaknesses in its internal controls over financial reporting and otherwise design, implement and maintain a sufficient systems of internal financial controls.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENEWAL FUELS, INC.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance,
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Bryan Chance, certify that:

1.  I have reviewed this quarterly report on Form 10-Q of Renewal Fuels, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this           report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, and evaluated the effectiveness of our internal control over financial reporting, and printed in this report my conclusions about the effectiveness of our internal control over financial reporting, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Renewal Fuels, Inc. (the “Company”) on Form 10-Q for the period        ended June 30, 2008 as filed with the Securities and Exchange Commission on the October __, 2008 (the “Report”), the undersigned Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certifies, pursuant to 18 U.S.C. section     1350 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section     1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Dated: October __, 2008	By:	/s/ Bryan Chance
Bryan Chance
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)